FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4

to

ANNUAL REPORT

of

QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2004

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M. Michel Robitaille
 Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz, Jr.	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

        The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2004 (the "Annual Report") as follows:

        The following additional exhibits are hereby added to the Annual Report:

Exhibit:
(1.3)	Terms Agreement, dated May 18, 2005, between Québec and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Representative of the Underwriters named therein, with Québec Underwriting Agreement Standard Provisions (Debt Securities), dated May 18, 2005, attached thereto;
(4.3)
Fiscal Agency Agreement, dated as of May 26, 2005, between Québec and JPMorgan Chase Bank, N.A., as fiscal agent, registrar, principal paying agent and transfer agent, with form of Global Note attached thereto;
(5.3)	Opinion and consent of Bélanger Sauvé L.L.P., Québec and Canadian counsel to Québec;
(5.4)	Consent of Ogilvy Renault LLP, Canadian counsel to the Underwriters;
(5.5)	Consent of Sullivan & Cromwell LLP, special United States tax counsel to Québec; and
(99.9)	Itemized list of expenses incurred or to be incurred or borne by or for the account of Québec or properly charged thereto.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 4 to be signed on its behalf by its authorized agent.

QUÉBEC
	By:	/s/ BERNARD TURGEON Name: Bernard Turgeon Title: Associate Deputy Minister of Finance
Date: June 1, 2005